SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

ASCEND ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

04350H 308
(CUSIP Number)

Craig dos Santos 360 Ritch Street, Floor 3 San Francisco, California 94107 (786) 245-3786
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04350H 308	SCHEDULE 13D	Page 2 of 7 Pages

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Craig dos Santos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		11,967,775
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING		SOLE DISPOSITIVE POWER
PERSON
WITH		11,967,775

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,967,775

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 04350H 308	SCHEDULE 13D	Page 3 of 7 Pages

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ben Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		10,439,973
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING		SOLE DISPOSITIVE POWER
PERSON
WITH		10,439,973

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,439,973

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 04350H 308	SCHEDULE 13D	Page 4 of 7 Pages

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Lee Linden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		10,439,973
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING		SOLE DISPOSITIVE POWER
PERSON
WITH		10,439,973

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,439,973

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 04350H 308	SCHEDULE 13D	Page 5 of 7 Pages

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Richard Hecker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		4,965,354
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING		SOLE DISPOSITIVE POWER
PERSON
WITH		4,965,354

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,965,354

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 04350H 308	SCHEDULE 13D	Page 6 of 7 Pages

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jon Diamond

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		381,950
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING		SOLE DISPOSITIVE POWER
PERSON
WITH		381,950

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

381,950

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 04350H 308	SCHEDULE 13D	Page 7 of 7 Pages

This Schedule 13D is filed by Craig dos Santos (“dos Santos”), Ben Lewis (“Lewis”), Lee Linden (“Linden”), Richard Hecker (“Hecker”) and Jon Diamond (“Diamond,” and together with dos Santos, Lewis, Linden and Hecker, the “Reporting Persons”) with respect to ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Ascend Acquisition Corp., a Delaware corporation (the “Issuer” or “Ascend”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 50,926,700 shares of Common Stock outstanding as of March [__], 2012.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 360 Ritch Street, Floor 3, San Francisco, California 94107.

Item 2.	Identity and Background.

The persons filing this statement are dos Santos, Lewis, Linden, Hecker and Diamond. As discussed in Item 4, the Reporting Persons may be deemed to constitute a “group” as such term is defined in Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. The business address of each of the Reporting Persons is 360 Ritch Street, Floor 3, San Francisco, California 94107.

Dos Santos is the Issuer’s Chief Executive Officer and a member of its Board of Directors (“Board”); Lewis is a member of the Issuer’s Board; Linden is an Advisor to the Issuer; Hecker is a member of the Issuer’s Board; and Diamond provides advisory and consulting services to the Issuer’s operating subsidiary.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons is a citizen of the United States.

Item 3.	Sources of Funds.

On December 30, 2011, the Reporting Persons entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”) by and among Ascend, Ascend Merger Sub, LLC, at the time a wholly-owned subsidiary of Ascend (“Merger Sub”), Andover Games, LLC (“Andover Games”) and the Reporting Persons, as holders of all of the membership interests of Andover Games at that time. On February 29, 2012, the parties closed the transactions contemplated by Merger Agreement and, pursuant to the Merger Agreement, the Merger Sub merged with and into Andover Games, with Andover Games surviving the merger and becoming a wholly-owned subsidiary of Ascend. At the closing of the merger (“Closing”), the Reporting Persons received an aggregate of 38,195,025 shares of Common Stock from Ascend, representing 75% of the fully diluted capitalization of Ascend immediately after the closing of the merger and the Financing (as defined below), subject to further adjustment as provided for in the Merger Agreement. The 38,195,025 shares of Common Stock were allocated among the Reporting Persons as follows:

CUSIP No. 04350H 308	SCHEDULE 13D	Page 8 of 7 Pages

Name	No. of Shares
Craig dos Santos	11,967,775
Ben Lewis	10,439,973
Lee Linden	10,439,973
Richard Hecker	4,965,354
Jon Diamond	381,950

The shares of Common Stock were issued to the Reporting Persons in exchange for their membership interests in Andover Games. None of the Reporting Persons used any funds for the purchase of such shares.

Item 4.	Purpose of Transaction.

As described above, the Reporting Persons entered into the Merger Agreement by and among, Ascend, Merger Sub, Andover Games and the Reporting Persons on December 30, 2011. At the Closing, in addition to the transactions described above:

•	dos Santos, Lewis and Hecker were appointed to Ascend’s Board; and

•	dos Santos became the Chief Executive Officer of Ascend and also continued as the Chief Executive Officer and a Manager of Andover Games.

Pursuant to the Merger Agreement, Ascend was obligated to use its commercial best efforts to raise at least $4 million of equity capital through the sale of Ascend’s capital stock (the “Financing”), of which at least $2 million was to be raised prior to or simultaneously with the Closing and such additional proceeds were to be raised, if at all, within 30 days of the Closing so as to raise up to $4 million in aggregate proceeds. Simultaneously with the Closing, Ascend sold 4,000,000 shares of its common stock, at $0.50 per share, for gross proceeds of $2 million, to accredited investors. Pursuant to the Merger Agreement, if Ascend is successful in raising an additional $2 million in the Financing by March 30, 2012, Ascend will issue additional shares of Common Stock to the Reporting Persons to maintain their collective ownership of Common Stock at 75% on a fully diluted basis. Alternatively, if Ascend sells less than the maximum $4 million in aggregate proceeds in the Financing, then such number of additional shares of Common Stock shall be issued to the Reporting Persons at the final closing of the Financing so as to increase their collective pro-rata percentage ownership in Ascend by one percent (1%) for every $200,000 in proceeds that Ascend falls short of the $4 million maximum proceeds in the Financing.

In connection with the signing of the Merger Agreement, each of the Reporting Persons entered into a Lock-Up Agreement (the “Lock-Up Agreements”) with the Issuer. Pursuant to the terms of Lock-Up Agreements, the Reporting Persons have agreed not to sell their shares of Common Stock until the 12-month anniversary of the Closing, or March 1, 2013.

CUSIP No. 04350H 308	SCHEDULE 13D	Page 9 of 7 Pages

In connection with the Closing, the Reporting Persons entered into a Repurchase Rights Agreement (the “Repurchase Rights Agreement”). Pursuant to the Repurchase Rights Agreement, upon the occurrence of certain trigger events with respect to dos Santos, Lewis, Linden or Diamond (together, the “Subject Group,” and a person with respect to whom a trigger event occurs, a “Subject Person”), the other Reporting Persons will have an option to repurchase from the Subject Person up to a specified number of the shares of Common Stock issued to the Subject Person pursuant to the Merger Agreement (the shares subject to the option, the “Subject Shares”). The number of Subject Shares for each Subject Group member is as follows:

Name	Subject Shares
Craig dos Santos	6,582,276
Ben Lewis	5,741,985
Lee Linden	5,741,985
Jon Diamond	286,463

So long as a Subject Group member’s status as an employee, consultant, advisor or director of Ascend is not terminated (or, in the case of dos Santos, terminated for “cause” as defined in his employment agreement with Ascend), such Subject Group member’s Subject Shares will be released from the option in 24 equal, monthly installments commencing on March 29, 2012. In addition, up to 50% of each Subject Group member’s Subject Shares will be released from the option early upon Ascend meeting certain revenue targets. Pursuant to the Repurchase Agreement, the Reporting Persons will not be permitted to transfer any Subject Shares for as long as they remain subject to the option.

Each of the Reporting Persons acquired the shares of Common Stock described in this Schedule 13D for investment purposes. Each of the Reporting Persons may from time to time acquire additional securities for investment purposes, pursuant to the Merger Agreement or the Repurchase Rights Agreement, or in the open market or in private transactions. Subject to the terms of the Lock-Up Agreement and the Repurchase Rights Agreement, the Reporting Persons may from time to time dispose of securities, in the open market or in private transactions.

At the date of this Schedule 13D, the Reporting Persons, individually and as a group, except as set forth in this Schedule 13D, and consistent with their positions as officers, directors, advisers and consultants of the Issuer, do not have any plans or proposals which would result in:

(a)          The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 04350H 308	SCHEDULE 13D	Page 10 of 7 Pages

(d)          Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

(f)          Any other material change in the Issuer’s business or corporate structure;

(g)          Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)          Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)          A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)          Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

Dos Santos is the beneficial owner of 11,967,775 shares of the Issuer’s Common Stock, or approximately 23.5% of the Issuer’s outstanding Common Stock. Dos Santos has sole voting and dispositive power over such shares.

Lewis is the beneficial owner of 10,439,973 shares of the Issuer’s Common Stock, or approximately 20.5% of the Issuer’s outstanding Common Stock. Lewis has sole voting and dispositive power over such shares.

Linden is the beneficial owner of 10,439,973 shares of the Issuer’s Common Stock, or approximately 20.5% of the Issuer’s outstanding Common Stock. Linden has sole voting and dispositive power over such shares.

Hecker is the beneficial owner of 4,965,354 shares of the Issuer’s Common Stock, or approximately 9.8% of the Issuer’s outstanding Common Stock. Hecker has sole voting and dispositive power over such shares.

Diamond is the beneficial owner of 381,950 shares of the Issuer’s Common Stock, or approximately 0.8% of the Issuer’s outstanding Common Stock. Diamond has sole voting and dispositive power over such shares.

The foregoing number of shares and percentages do not take into account any additional shares each Reporting Person might acquire pursuant to the Repurchase Rights Agreement or if the full $4 million is not raised in the Financing pursuant to the Merger Agreement.

CUSIP No. 04350H 308	SCHEDULE 13D	Page 11 of 7 Pages

The Reporting Persons may be deemed to constitute a “group” as such term is defined in Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. The Reporting Persons, as a group, are the beneficial owner of 38,195,025 shares of the Issuer’s Common Stock, or approximately 75.0% of the Issuer’s outstanding Common Stock. Each of the Reporting Persons has sole voting and dispositive power over his respective shares, as described above. This amount does not include shares of Common Stock that the Reporting Persons may receive pursuant to the Merger Agreement.

In the past 60 days, the Reporting Persons effected the transactions described under Item 3 above and such description is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 30, 2012, the Reporting Persons entered into the Merger Agreement by and among Ascend, Merger Sub, Andover Games and the Reporting Persons. The Merger Agreement is more fully described under Items 3 and 4 and such description is incorporated herein by reference.

On December 30, 2012, in connection with the signing of the Merger Agreement, each of the Reporting Persons entered into a Lock-Up Agreement with Ascend. The Lock-Up Agreements are more fully described under Item 4 and such description is incorporated herein by reference.

On February 29, 2012, in connection with the Closing, the Reporting Persons entered into the Repurchase Rights Agreement. The Repurchase Rights Agreement is more fully described under Item 4 and such description is incorporated herein by reference.

Copies of the Merger Agreement, the form of Lock-Up Agreement and the Repurchase Rights Agreement are filed as Exhibits 2, 3, and 4 to this Schedule 13D. The foregoing summaries of such agreements are qualified in their entirety by reference to the text of the agreements, which are incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

1.	Joint Filing Agreement.

2.	Merger Agreement and Plan of Reorganization, dated as of December 30, 2011, by and among Ascend Acquisition Corp., Ascend Merger Sub, LLC, Andover Games, LLC and the members of Andover Games, LLC (incorporated by reference to the Ascend’s Current Report on Form 8-K filed with the SEC on January 4, 2012).

3.	Form of Lock Up Agreement between Ascend Acquisition Corp. and each of Craig dos Santos, Richard Hecker, Ben Lewis, Lee Linden and Jon Diamond (incorporated by reference to Ascend’s Current Report on Form 8-K filed with the SEC on January 4, 2012).

4.	Repurchase Rights Agreement, dated as of February 29, 2012, by and among the Key Holders listed on Schedule A thereof.

CUSIP No. 04350H 308	SCHEDULE 13D	Page 12 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 20, 2012

/s/ Craig dos Santos
Craig dos Santos

/s/ Ben Lewis
Ben Lewis

/s/ Lee Linden
Lee Linden

/s/ Richard Hecker
Richard Hecker

/s/ Jon Diamond
Jon Diamond

Exhibit 1

JOINT FILING AGREEMENT

AGREEMENT dated as of March 20, 2012, between Craig dos Santos, Ben Lewis, Lee Linden, Richard Hecker and Jon Diamond (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership in shares of Common Stock, $0.0001 par value per share, of Ascend Acquisition Corp. Each Party hereto agrees that the Schedule 13D, dated March 20, 2012, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

/s/ Craig dos Santos
Craig dos Santos

/s/ Ben Lewis
Ben Lewis

/s/ Lee Linden
Lee Linden

/s/ Richard Hecker
Richard Hecker

/s/ Jon Diamond
Jon Diamond